bleuacacia ltd
500 Fifth Avenue
New York, New York 10110

December 12, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549
Attention: Kibum Park and Mary Beth Breslin

RE:	bleuacacia ltd Preliminary Proxy Statement on Schedule 14A Filed December 1, 2023 File No. 001-41074

Ladies and Gentlemen:

This letter sets forth the response of bleuacacia ltd (the “Company”) to the comment of the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 11, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on December 1, 2023, File No. 001-41074 (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that your sponsor, bleuacacia sponsor LLC, is a Cayman Islands limited liability company.  With a view toward disclosure, please tell us whether your sponsor is also controlled by or has substantial ties with a non-U.S. person.  Revise to include risk factor disclosure that addresses how the fact that your sponsor is itself a non-U.S. person, and, if true, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person, could impact your ability to complete your initial business combination.  For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited.  Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.  Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.  Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Sponsor, bleuacacia sponsor LLC, is a Cayman Islands limited liability company. The Sponsor is not controlled by a non-U.S. person. Non-U.S. members have an approximately 13.4% minority interest in the Sponsor. To the best of the Company’s knowledge, other than the above-referenced minority non-U.S. interests in the Sponsor, the Sponsor does not have substantial ties with any non-U.S. persons. We respectfully advise the Staff that the Company will add the below disclosure in the definitive Proxy Statement, to disclose the risk identified by the Staff and consequences of potential CFIUS review or related restrictions on the Company and its initial business combination.

To the extent that the Sponsor is deemed to be a ‘‘foreign person’’ under the regulations relating to CFIUS, it may be more difficult (or even impossible) to obtain any required approvals for our initial business combination within the requisite time period, which would require us to liquidate.

The Sponsor, bleuacacia sponsor, LLC, is a Cayman Islands limited liability company. The Sponsor currently owns 6,820,000 shares of our Class B Ordinary Shares acquired prior to our IPO, and 7,520,000 Private Placement Warrants that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO. The Sponsor is not controlled by a non-U.S. person. Approximately 13.4% of the total allocated membership interests in the Sponsor are owned by non-U.S. persons. To the best of the Company’s knowledge, other than the members holding an approximate 13.4% interest in the Sponsor, the Sponsor does not have substantial ties with any non-U.S. persons.

We do not believe that our Sponsor constitutes a “foreign person” under CFIUS rules and regulations at this time. However, our Sponsor has received and is considering a number of offers for the purchase of a portion of its ownership interest in us. While our Board has not approved any of these offers and we cannot assure you that any of these transactions will occur on the proposed terms or at all, certain of these offers, if consummated, could result in a change in our ownership (including in certain cases, a potential change in control of the Company) and involve other economic and governance changes, including board designation rights in favor of the potential purchaser and the replacement of certain directors on our board. If at the relevant time CFIUS considers us to be a “foreign person” and believes that the business of a Business Combination target may affect national security, we could be subject to foreign ownership restrictions and/or CFIUS review. If a potential Business Combination falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate a Business Combination. In addition, if a potential Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with a Business Combination without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination.

Although we do not believe the Sponsor is a “foreign person” at this time, CFIUS may take a different view at the relevant time and decide to recommend blocking or delaying a potential Business Combination, impose conditions to mitigate national security concerns with respect to a potential Business Combination, order us to divest all or a portion of a U.S. business of the potential combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any potential foreign ownership by the Sponsor. As a result, the pool of potential targets with which we could complete a Business Combination may be limited due to such regulatory restrictions. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete a Business Combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive approximately $10.71 per share, and our warrants and rights will expire worthless. This will also cause you to lose any potential investment opportunity in a potential Business Combination and the chance of realizing future gains on your investment through any price appreciation in the combined company.

* * * * *

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. Please contact Pamela L. Marcogliese at Freshfields Bruckhaus Deringer US LLP at (212) 277-4016 or Pamela.Marcogliese@freshfields.com with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

bleuacacia ltd

By:	/s/ Jide Zeitlin
Name:	Jide Zeitlin
Title:	Co-Chairman and Co-Chief Executive Officer

Via E-mail:

cc:	Pamela L. Marcogliese